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VIA U.S. MAIL, ELECTRONIC MAIL & EDGAR

April 8, 2011

Mr. Jeffrey Foor
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Post-Effective Amendment on Form N-4
         File Nos. 333-137867 and 811-03859


Dear Mr. Foor:

         Thank you for providing comments today regarding Post-Effective Amendment No.15 under the Securities Act of 1933 and Amendment No. 16 under the Investment Company Act of 1940 to the Registration Statement filed on Form N-4 pursuant to Rule 485(a) of the 1940 Act. We have considered your comments and provided our responses below.


     1.       COVER PAGE DISCLOSURE, PAGE 2

              Comment -- Please revise the cover page disclosure to reflect the name of the bonus feature.

              Response -- The disclosure will be revised to include the Polaris Rewards name.

     2.       PURCHASING A POLARIS PREFERRED SOLUTION VARIABLE ANNUITY, PAGE 9

              Comment -- Please revise the table reflecting $500 Minimum Subsequent Purchase Payments in light of disclosure that payments of as low as $100 are accepted under an automatic payment plan.

              Response -- The table will have an additional column added for "Minimum Automatic Purchase Payment" of $100.

     3.       GENERAL ACCOUNT, PAGE 57-58

              Comment (a) -- Please reconcile the reference to the Appendix B to the title printed on the actual Appendix B.

              Response -- We will reconcile the reference on page 57 to match up to the title printed on Appendix B.

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Mr. Jeffrey Foor
April 8, 2011
Page 2 of 2



              Comment (b) -- Under the header, "The Company and Separate Account", please clarify which contracts are covered by the guarantee.

              Response -- We will clarify the disclosure by adding the following sentence: "Contracts issued by SunAmerica Annuity & Life Assurance Company prior to January 1, 2007 are covered by the guarantee."


         Depositor and Registrant acknowledge that:

         - Should the Commission or the Staff, acting pursuant to delegated authority, permit the filing to go effective, it does not foreclose the Commission from taking any action with respect to the filing; and

         - The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the filing to go effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure; and

         - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.


     We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about April 26, 2011. If you have any further questions, please contact me at 310-772-6545.



Very truly yours,

/S/  Manda Ghaferi

Manda Ghaferi
Vice President & Assistant General Counsel

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[SUNAMERICA LOGO]

April 7, 2011

VIA EDGAR AND U.S. MAIL
Mr. William Kotapish
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Polaris Preferred Solution Variable Annuity
         Form N-4 -- Post-Effective Amendment
         File Nos. 333-137867 and 811-03859

Dear Mr. Kotapish:

         We are contacting you regarding Post-Effective Amendment No. 15 and Amendment No. 16 (the "Amendments") filed on February 1, 2011, for the file numbers referenced above on behalf of the Registrant and Depositor pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). The purpose of the filing is to modify the annual contract maintenance fee, the calculation of the maximum penalty free withdrawal amount, the withdrawal charge schedule and the latest annuity date (collectively, the "New Initiatives").

         The revisions that will be made in the Amendments with respect to the New Initiatives are also substantially identical to revisions Depositor intends to make in other variable annuity contracts registered on Form N-4 ("Other Filings"). Pursuant to Rule 485(b)(1)(vii), we request to use the Amendments as the template for the Other Filings.

         Below are the file numbers for the Other Filings to which we propose modifying for the New Initiatives:

--------------------------------------------------------------------------------
PRODUCT NAME                              FILE NO.                   FILING TYPE
--------------------------------------------------------------------------------
Polaris Advantage                         333-144000 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Choice III                        333-137892 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Platinum III                      333-157199 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Advisor III                       333-147006 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Choice III (NY)                   333-146429 / 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Advantage (NY)                    333-146433 / 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Preferred Solution (NY)           333-147008 / 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Platinum III (NY)                 333-157198 / 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris II Platinum Series                333-137887 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris II A-Class Platinum Series        333-137882 / 811-09003     485(b)
--------------------------------------------------------------------------------
Polaris II (NY)                           333-146491 / 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Preferred Solution                333-134869 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Advantage (NY)                    333-143999 / 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Platinum / Polaris Platinum II    333-58234 / 811-03859      485(b)
--------------------------------------------------------------------------------

Mr. William Kotapish
April 7, 2011
File Nos. 333-137867 and 811-03859
Page 2



--------------------------------------------------------------------------------
PRODUCT NAME                              FILE NO.                   FILING TYPE
--------------------------------------------------------------------------------
Polaris Platinum II                       333-137895 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris II Platinum Series                333-137887 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Choice / Polaris Choice II        333-65118 /  811-03859     485(b)
--------------------------------------------------------------------------------
Polaris II                                333-25473 / 811-03859      485(b)
--------------------------------------------------------------------------------
Polaris Protector                         333-102906 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris                                   033-47473 / 811-03859      485(b)
--------------------------------------------------------------------------------
Polaris (NY)                              033-85014 / 811-08810      485(b)
--------------------------------------------------------------------------------
American Pathway II                       002-86837 / 811-03859      485(b)
--------------------------------------------------------------------------------
Polaris Choice (NY)                       333-102137 / 811-08810     485(b)
--------------------------------------------------------------------------------
Seasons / Seasons Select II               333-08859 / 811-07727      485(b)
--------------------------------------------------------------------------------
Seasons Select II                         333-137860 / 811-07727     485(b)
--------------------------------------------------------------------------------
ICAP II                                   033-32569 / 811-04296      485(b)
--------------------------------------------------------------------------------

         Any revisions made to the Amendments relating to the New Initiatives and all SEC comments will be effectively incorporated into the Other Filings. No other material changes will be made to the Other Filings that would render the filings ineligible to become effective pursuant to Rule 485(b).

Depositor and Registrant acknowledge that:

         Should the Commission or the Staff, acting pursuant to delegated authority, permit the Other Filings to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the Other Filings to go effective pursuant to Rule 485(b)(1)(vii), does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Other Filings; and Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

         Should you have any questions regarding this filing, please do not hesitate to contact me at (310) 772-6545.


Very truly yours,


/s/ Manda Ghaferi

Manda Ghaferi
Vice President and Assistant General Counsel


cc:      Jeffrey A. Foor -- Office of Insurance Products